Pediment Gold Corp.                                                       -

789 West Pender Street #720, Vancouver, British Columbia, Canada  V6C 1H2

  Telephone: 604-682-4418

  Facsimile: 604-669-0384

  E-mail: investor@pedimentgold.com

October 2, 2009

H. Roger Schwall

US Securities and Exchange Commission

100 F. Street North East

Washington, D.C.  20549-7010

RE: Form 20-F Annual Report Fiscal 2008

    Pediment Gold Corp.; SEC file # 0-52509

Dear Mr. Schwall:

You are being sent by US Mail: three highlighted copies of the Company’s Form 20-F Fiscal 2008 Annual Report Amendment #2, illustrating the changes, for your use. We also include a CD of the PDF copy that includes track changes for your reference.

The actual FY2008 Form 20-F Annual Report Amendment #2 has been filed via EDGAR.

Below is a “response to comment” table outlining the Company’s response to each comment, cross-referenced to Form 20-F Annual Report text page numbers.

Response to SEC Letter dated September 14, 2009:

Comment	Page	Response
1	3,18,36,45

All inappropriate use of “developing a property” terminology deleted and/or rephrased.  Such language in the prior year’s financial statement left unchanged.  The Company proposes to effect the usage of proper language in the Form 20-F annual report and financial statements for FY2009 ended September 30, 2009.

2	73	Required language regarding changes in internal controls inserted into ITEM #15.
3	76	ITEM #19, EXHIBITS, expanded to list the date of referenced document and exhibit number where relevant (Registration Statement).

Please communicate with the undersigned if there are any questions or difficulties.

Sincerely,

PEDIMENT GOLD CORP.

Gary Freeman

Gary Freeman

President, Chief Executive Officer and Director